EXHIBIT 5
             [LETTERHEAD OF REGENCY HEALTH SERVICES, INC.]

August 22, 1997

To the holders of:
Regency Health Services, Inc. 9-7/8% Senior Subordinated
  Notes due 2003 (the "Senior Notes")
and
Regency Health Services, Inc. 12-1/4% Subordinated
  Notes due 2003 (the "Junior Notes" and, together with the Senior Notes, the "Securities")

Ladies and Gentlemen:

            Sunreg Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Sun Healthcare Group, Inc. ("Sun"), has commenced an offer to purchase for cash all of the outstanding Senior Notes and all of the outstanding Junior Notes (the "Offers") pursuant to that certain Offer to Purchase and Consent Solicitation Statement, dated August 18, 1997, and Consent and Letter of Transmittal (collectively, the "Tender Offer Documents"). The Tender Offer Documents were mailed to each of you on August 18, 1997, and we direct you to the Tender Offer Documents for a complete description of the terms and conditions of the Offers and consent solicitations. The Offers are being made in connection with an Agreement and Plan of Merger, dated as of July 26, 1997, by and among Regency Health Services, Inc. (the "Company"), Sun and the Purchaser.

            Rule 14e-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended, requires the Company to publish, send or give to the holders of the Securities a statement disclosing that it either (i) recommends acceptance or rejection of the Offers, (ii) expresses no opinion and is remaining neutral toward the Offers or (iii) is unable to take a position with respect to the Offers, and including the reasons for the position disclosed. The Board of Directors of the Company is not making any recommendation to the holders of the Securities as to whether to tender or refrain from tendering all or any portion of such holder's Securities. The Company believes that it is not appropriate to make a recommendation to the holders of the Securities as to whether to accept the Offers because the terms and conditions of the Offers were established by Sun without consultation or negotiation with the Company, and the Company has neither evaluated the Offers itself nor engaged financial or legal advisors to independently evaluate the terms and conditions thereof. Each holder of Securities must make such holder's own decision whether to tender such holder's Securities or furnish or withhold the requested consent and, in either case, the amount of Securities to tender or with respect to which consents are furnished. Holders of Securities are urged to carefully review all of the information contained or incorporated by reference in the Tender Offer Documents.


Sincerely,
REGENCY HEALTH SERVICES, INC.

By: /s/ David A. Grant
-------------------------
David A. Grant
Senior Vice President and General Counsel